PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION
PRUDENTIAL ANNUITIES LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B

ADVANCED SERIES ADVISOR PLANSM III (ASAP III)
 ADVANCED SERIES APEXSM II (APEX II)
ADVANCED SERIES XTRA CREDIT SIXSM (XT6)
ADVANCED SERIES LIFEVESTSM II (ASL II)
ADVANCED SERIES CORNERSTONESM
ADVANCED SERIES ADVISORS CHOICE® 2000
ADVANCED SERIES XTRA CREDIT EIGHTSM (XT8)

SUPPLEMENT DATED AUGUST 2, 2016,

TO PROSPECTUSES DATED APRIL 29, 2016

This Prospectus Supplement (this “Supplement”) should be read in conjunction with your Annuity Prospectus and should be retained for future reference. This Supplement is intended to update certain information in the Annuity Prospectus you own and is not intended to be a prospectus or offer for any other Annuity that you do not own.  Defined terms used herein and not otherwise defined herein shall have the meanings given to them in your Prospectus and Statement of Additional Information (“SAI”). If you would like another copy of the current Annuity Prospectus, please visit www.PrudentialAnnuities.com or call us at 1-888-PRU-2888.

We are issuing this Supplement to reflect changes to the NVIT Developing Markets Fund.

Effective the close of business on August 4, 2016 (the “Closure Date”), the NVIT Developing Markets Fund will be closed for new Purchase Payment allocations to all investors.  As of the Closure Date, no additional Purchase Payments into the NVIT Developing Markets Fund will be accepted from existing contract owners, including those contract owners who have Account Value invested in the NVIT Developing Markets Fund as of the Closure Date.

Effective on or about August 8, 2016 (the “Merger Date”), the NVIT Developing Markets Fund (the “Acquired Fund”) will be merged into the NVIT Emerging Markets Fund Class D (the “Target Fund”) as noted below.  All references to the NVIT Developing Markets Fund in your Annuity Prospectus should be disregarded after the Merger Date.

Acquired Fund	Target Fund
NVIT Developing Markets Fund	NVIT Emerging Markets Fund Class D

On the Merger Date, the Acquired Fund will no longer be available under your annuity contract, and any Account Value allocated to the Acquired Fund will be transferred, as of the Merger Date, to the Target Fund.

Please note that you have the ability to transfer Account Value out of the Acquired Fund into an investment option available under your annuity contract any time prior to the Merger Date.  Such transfers will be free of charge and will not count as one of your annual free transfers under your annuity contract.  Also, for a period of 60 days after the Merger Date, any Account Value that was transferred to the Target Fund as the result of the merger can be transferred into an investment option available under your annuity contract free of charge and will not count as one of your annual free transfers.  It is important to note that any investment option into which you make your transfer will be subject to the transfer limitations described in your Prospectus.  Please refer to your Prospectus for detailed information about investment options.

After the Merger Date, the Acquired Fund will no longer exist and, unless you instruct us otherwise, any outstanding instruction you have on file with us that designates the Acquired Fund will be deemed an instruction for the Target Fund.  This includes, but is not limited to, Systematic Withdrawals and Dollar Cost Averaging.

You may wish to consult with your financial professional to determine if your existing allocation instructions should be changed before or after the Merger Date.

The annual expenses for the NVIT Emerging Markets Fund Class D are shown below.  The table captioned “Underlying Mutual Fund Portfolio Annual Expenses” in the “Summary of Contract Fees and Charges” section of the Prospectus is revised as follows:

UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
(as a percentage of the average net assets of the underlying Portfolios)

FUNDS	Management Fees	Other Expenses	Distribution (12b-1) Fees	Dividend Expense on Short Sales	Broker Fees and Expenses on Short Sales	Acquired Portfolio Fees & Expenses	Total Annual Portfolio Operating Expenses	Fee Waiver or Expense Reimbursement	Net Annual Fund Operating Expenses
NVIT Emerging Markets Fund Class D*	0.95%	0.36%	0.25%	0.00%	0.00%	0.03%	1.59%	0.05%	1.54%

*See notes immediately below for important information about the fund.

*NVIT Emerging Markets Fund Class D Nationwide Variable Insurance Trust (the “Trust”) and Nationwide Fund Advisors (the “Adviser”) have entered into a written contract waiving 0.05% of the management fee to which the Adviser would be entitled until April 30, 2018. The written contract may be changed or eliminated only with the consent of the Board of Trustees of the Trust.

The Expense Examples in the section of the Prospectus captioned “Expense Examples” are replaced with the following:

Advanced Series CornerstoneSM

If you surrender your annuity at the end of the applicable time period:1

	1 yr	3 yrs	5 yrs	10 yrs
You would pay the following expenses on the $10,000 invested, assuming 5% annual return on assets:	$1,240	$2,146	$3,087	$5,809

If you annuitize your annuity at the end of the applicable time period:2

	1 yr	3 yrs	5 yrs	10 yrs
You would pay the following expenses on the $10,000 invested, assuming 5% annual return on assets:	$540	$1,646	$2,787	$5,809

If you do not surrender your annuity:

	1 yr	3 yrs	5 yrs	10 yrs
You would pay the following expenses on the $10,000 invested, assuming 5% annual return on assets:	$540	$1,646	$2,787	$5,809

1 See “Summary of Contract Fees and Charges” for the CDSC schedule.
2 If you own AS Cornerstone you may not annuitize in the first Annuity Year.

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Advanced Series XTra Credit EightSM (XT8)

If you surrender your entire contract at the end of the applicable time period: 1

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on the $10,000 invested, assuming 5% annual return on assets:	$1,469	$2,528	$3,518	$6,133

If you annuitize at the end of the applicable time period: 2

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on the $10,000 invested, assuming 5% annual return on assets:	$569	$1,728	$2,918	$6,033

If you do not surrender your contract at the end of the applicable time period:

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on the $10,000 invested, assuming 5% annual return on assets:	$569	$1,728	$2,918	$6,033

1 See “Summary of Contract Fees and Charges” for the CDSC schedule.
2 You may not annuitize in the first Three (3) Annuity Years.

In the section of the Prospectus captioned “Variable Investment Options” we add the following summary description for the NVIT Emerging Markets Fund Class D:

PORTFOLIO NAME	INVESTMENT OBJECTIVE(S)	PORTFOLIO ADVISER/SUBADVISER(S)
NVIT Emerging Markets Fund Class D	Seeks long-term capital growth by investing primarily in equity securities of companies located in emerging market countries	Nationwide Fund Advisors/Lazard Asset Management LLC and Standard Life Investments (Corporate Funds) Limited

THIS SUPPLEMENT SHOULD BE READ AND RETAINED FOR FUTURE REFERENCE.

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